Western Wind Energy Corp.
632 Foster Avenue Telephone: 604.839.4192 Coquitlam, BC V3J 2L7 Facsimile: 604.939.1292
www.westernwindenergy.com
June 8, 2007,
NOTICE OF DEFAULT

Western Wind Energy Corp. (the "Company") announced today that the British Columbia Securities Commission has issued a temporary order prohibiting certain directors, officers and insiders of the Company from trading in the securities of the Company because of the failure by the Company to file, within the prescribed period of time, its audited financial statements for the year ended January 31, 2007. This restriction will remain in place until the Company's regulatory filings are brought up to date. In accordance with Appendix A of CSA Policy 57-301, the Company confirms the following:

The Company is unable to file financial statements for the year-ended January 31, 2007 within the time period set out by the securities regulatory authorities.

  The Company was unable to file the financial statements on time as a result of a recent request by the Company's auditors to consider obtaining an independent appraisal on certain of the Company's assets, more particularly, the Company's Mesa Wind Farm and Windridge Wind Farm both of which are located in California for purposes of ascertaining certain matters necessary for the audit. The Company has retained the requisite appraisers; however, the appraisal report and, consequently, the audit, will not be completed prior to the date that the Company's audited financial statements must be filed.

The Company expects to file the financial statements for the year ended January 31, 2007 by June 30, 2007.

  July 31, 2007 is the date that is two months after the filing deadline. The securities commissions or regulators may impose an Issuer Cease Trade Order if the financial statements for the year ended January 31, 2007 are not filed by July 31, 2007. An Issuer Cease Trade Order may be imposed sooner if the Company fails to file its Default Status Report on a timely basis.

5. The Company intends to satisfy the provisions of CSA 57-301- Appendix B Default Status Reports on a bi-weekly basis as long as it remains in default of the financial statement filing requirement.
The Company is not subject to any insolvency proceedings.
There is no other material information concerning the affairs of the Company that has not been generally disclosed.
ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Notice of Default.